Mail Stop 6010

April 27, 2006

Mr. Ross A. Anderson
Vice President – Finance and Chief Financial Officer
Milacron, Inc.
2090 Florence Avenue
Cincinnati, Ohio 45206

      RE: **Milacron, Inc.**
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 13, 2006
              File No. 1-08485

Dear Mr. Anderson:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K for the period ending December 31, 2005

Management's Discussion and Analysis, page 25

Margins, Costs and Expenses, page 33

1.   We note that you sold $2.5 million of inventory which was previously written-off. Please revise future filings to state the impact of the sales of previously written-off inventory upon gross margin for each period presented, if material.

Comparative Operating Results, page 44

2.   Please confirm that the adjustments reflected in your "adjusted operating earnings" are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131. Otherwise, discuss the reasons for any differences in the two approaches.   In future filings, please revise your disclosure to explain; (i) the reasons why management believes the non-GAAP measure provides useful information to investors; (ii) the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business; (iii) the economic substance behind management's decision to use the measure; and (iv) the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure.

Notes to Consolidated Financial Statements, page 57

Summary of Significant Accounting Policies, page 57

Restructuring Costs, page 63

3.   We note that you reduced the carrying value of some of your facilities to their "expected realizable value." Impairments recorded pursuant to SFAS 144 and SFAS 146 are measured based on fair value or fair value less costs to sell. Fair value and realizable value are not the same. Please confirm that impairment has been measured based on fair value.

Long-Term Accrued Liabilities, page 83

4.   We note that your expected recoveries from excess liability carriers and other third parties represent the excess of total reserves for known exposures and incurred but not reported claims over the limit on the policies your insurance subsidiary issued to you. Please tell us more about your accounting for these expected recoveries. Cite the accounting literature upon which you relied.

Stockholders' Equity, page 89

5.   We note that you have issued Series B Convertible Preferred Stock and warrants.

        a. Please tell us all the material terms of the convertible preferred stock and warrants, including but not limited to, the conditions under which the company or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which the company or the holder may redeem the stock, and the dividend rates and any adjustments thereto. Likewise, please clearly describe the material terms of all related agreements, such as registration rights agreements and guarantee agreements.

        b. Describe clearly how you have accounted for the Series B convertible preferred stock, including any related discounts, any beneficial conversion features pursuant to EITF 98-5 or any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19.

        c. Provide a similar discussion of your accounting for the warrants.

        d. Revise the Critical Accounting Estimates section of MD&A to disclose the methodology and significant estimates used to value any of instruments you carry at fair value.

In this regard, as applicable, please refer to the guidance provided in SFAS 150, EITF 05-04, EITF 00-19 and the Division of Corporation Finance's Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3554 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief